UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 23, 2010

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver, British Columbia
Canada V6E 2Y3

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: March 25, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD FILES AUDITED ANNUAL FINANCIAL STATEMENTS
AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2009

March 23, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (GBG: TSX; GBG: NYSE Amex; GBG: JSE) announces that it has filed its audited financial results and Managements' Discussion and Analysis for the year ended December 31, 2009. The filing will be available on SEDAR (Canada), EDGAR (USA) and SENS (South Africa) before TSX market open on Tuesday March 23, 2010. The audited results are consistent with the unaudited results released on February 25, 2010. The filing is also available on the Company's website www.grtbasin.com.

For inquiries, please feel free to contact our investor relations team at the following numbers:

Tsholo Serunye in South Africa +27 (0)11-301-1800
Michael Curlook in North America +1 888-633-9332
Barbara Cano at Breakstone Group in the USA +1 646-452-2334

No regulatory authority has approved or disapproved the information contained in this news release.